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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                     APRIL 28,                                     2000
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

           612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                                     Form 40-F   X
         ------                                                        ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                 No   X
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                                PRESS RELEASE OF
                               QUEBECOR WORLD INC.
                   (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                             FILED IN THIS FORM 6-K



April 28, 2000 (#11/00)





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                                     [LOGO]
                                QUEBECOR WORLD


APRIL 28, 2000                                                      11/00

FOR IMMEDIATE RELEASE                                         Page 1 of 1

               QUEBECOR WORLD'S TICKER SYMBOL CHANGES TO IQW TODAY

MONTREAL/GREENWICH/FRIBOURG - Quebecor World Inc. announces that effective today, the ticker symbol for the Company's shares listed on the New York Stock Exchange and the Toronto Stock Exchange will be changed from "IQI" and "PRW" respectively to "IQW" on both exchanges. Quebecor World's shares will begin trading under the new symbol as of market opening. The introduction of a new ticker symbol follows the change in the Company's name to Quebecor World Inc., approved by shareholders on April 25, 2000.

Quebecor World Inc. (formerly Quebecor Printing Inc.) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS. THOSE AND OTHER RISKS ARE MORE FULLY DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                     - 30 -

For further information,

Angela Olsen
Director, Communications
Quebecor World Inc.
Tel: (514) 877-5317



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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    QUEBECOR WORLD INC.



                                    By:        (SIGNED) CLAUDINE TREMBLAY
                                        -------------------------------------
                                    Name:            Claudine Tremblay
                                    Title:           Assistant Secretary



Date: APRIL 28, 2000




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